UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 24, 2020

(Date of Report (Date of earliest event reported))

Fundrise National For-Sale Housing eFund, LLC

(Exact name of registrant as specified in its charter)

Delaware	38-4030901
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Recent Ongoing Developments in our Business

Our Manager, in an effort to consolidate operations and maximize returns to our shareholders, has commenced internal discussions regarding a potential merger with an affiliate of our sponsor, Fundrise For-Sale Housing eFund – Los Angeles CA, LLC (“LA eFund”). No definitive plan or agreement of merger has been finalized at this time, but we intend that any potential merger could be completed by the end of the third quarter of 2020. We intend that any potential merger would involve the Company merging with and into LA eFund and would be structured as a stock for stock merger. In exchange for shares in the Company, our shareholders would receive shares in LA eFund based on the respective and most recently announced NAV per share amounts for both companies. Pursuant to our and LA eFund’s operating agreements, the Manager has the right to consummate the merger, subject to approval of the Independent Representative, and shareholder consent is not required.

As we previously announced, on March 31, 2020, our Manager determined to suspend the processing and payment of redemptions under our redemption plan until further notice. Shareholders were advised that they may continue to submit redemption requests, but were also advised that such redemption requests may not be processed and, ultimately, may be rejected. We have determined to begin processing redemptions in the normal course for those redemption requests that were previously submitted more than 60 days ago.  We have not yet determined how redemption requests will be handled following the June 30 redemption date pending the qualification of the Form 1-A by the SEC that we anticipate will be filed in connection with the potential merger.  We will communicate with shareholders once a determination is made with respect to how redemption requests that are awaiting fulfilment will be handled in connection with the potential merger.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise National For-Sale Housing eFund, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 24, 2020